Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. Earnings consist of income before provisions for income taxes plus fixed charges. Fixed charges include interest expense, amortization of debt issuance costs and the portion of rental expense we believe is representative of the interest component of rent expense.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands, except per share amounts)
Income before income taxes	$931,676	$837,941	$793,412	$682,904	$514,095
Plus
Fixed charges	369,562	294,818	335,645	318,148	320,978
Total	$1,301,238	$1,132,759	$1,129,057	$1,001,052	$835,073

Earnings to fixed charges ratio	3.5	3.8	3.4	3.2	2.6

Fixed charges:
Interest expense, including the amortization of debt issuance costs	$336,353	$265,452	$309,574	$295,175	$300,816
Estimate of interest component of rent expense(1)	33,209	29,366	26,071	22,973	20,162
Total fixed charges	$369,562	$294,818	$335,645	$318,148	$320,978

(1)	Estimated at 1/3 of total rent expense